Exhibit 9(b)

                                IRREVOCABLE PROXY

         I, James A. Layne, holder of Seven Hundred Thirty Seven Thousand Five Hundred (737,500) shares (the "Shares") of the Common Stock of Sandbox Entertainment Corporation, a Delaware corporation (the "Corporation"), hereby make, constitute, and appoint Chad M. Little ("Little") with full power of substitution, attorney and proxy for me, to appear and vote and otherwise act for me at all annual, special and other meetings of the shareholders of the Corporation, whether held in person or via telephone, and to consent to actions without a meeting, for the purpose of transacting all such business as may properly come before the shareholders of the Corporation with respect to Two Hundred Fifty Thousand (250,000) shares of shareholders of the Corporation, with respect to Two Hundred Fifty Thousand (250,000) shares of my Common Stock in the Corporation.

         This proxy is coupled with an interest and is IRREVOCABLE. This proxy shall remain in effect for so long as I own any Proxied Shares, or three (3) years, whichever is longer.

         In the event I transfer any Shares, this proxy shall not apply to the transferred Shares, but shall continue to apply to Two Hundred Fifty Thousand (250,000) shares of my Common Stock in the Corporation I have remaining (the "Proxied Shares"), or so many of the Proxied Shares as I continue to hold. The Proxied Shares shall be adjusted to include any stock dividends or stock splits with respect to the Proxied Shares.

         Dated:  May 7, 1996.




                                               /s/  James A. Layne
                                               ---------------------------------
                                               James A. Layne